UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EROS STX GLOBAL CORPORATION
(Name of Issuer)

Class A Ordinary Share, par value GBP 6.0 per share
(Title of Class of Securities)

G3788R105
(CUSIP Number)

Rong Zhang
Hony Capital Limited
Suites 06-11, 70/F Two International Finance Centre
8 Finance Street
Central, Hong Kong
+852 3961 9700

With a copy to:

David Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Telephone: (212) 373-3124
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788R105	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Marco Alliance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,171,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,171,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.75%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on the number in Row 11 above divided by 17,866,485 Class A Ordinary Shares, par value GBP 6.0 per share, outstanding as of April 20, 2022.

CUSIP No. G3788R105	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON Hony Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,171,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,171,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.75%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Calculated based on the number in Row 11 above divided by 17,866,485 Class A Ordinary Shares, par value GBP 6.0 per share, outstanding as of April 20, 2022.

CUSIP No. G3788R105	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Hony Capital Fund V GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,171,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,171,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.75%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Calculated based on the number in Row 11 above divided by 17,866,485 Class A Ordinary Shares, par value GBP 6.0 per share, outstanding as of April 20, 2022.

CUSIP No. G3788R105	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON Hony Capital Fund V GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,171,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,171,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.75%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on the number in Row 11 above divided by 17,866,485 Class A Ordinary Shares, par value GBP 6.0 per share, outstanding as of April 20, 2022.

CUSIP No. G3788R105	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON Legend Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,171,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,171,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.75%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on the number in Row 11 above divided by 17,866,485 Class A Ordinary Shares, par value GBP 6.0 per share, outstanding as of April 20, 2022.

CUSIP No. G3788R105	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON John Huan Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,171,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,171,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.75%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on the number in Row 11 above divided by 17,866,485 Class A Ordinary Shares, par value GBP 6.0 per share, outstanding as of April 20, 2022.

CUSIP No. G3788R105	SCHEDULE 13D	Page 8 of 11

EXPLANATORY NOTES

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2020 (the “Schedule 13D”), by the Reporting Persons.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Marco Alliance Limited and an affiliate delivered a notice dated April 22, 2022 to the Issuer (the “Notice”), pursuant to which they irrevocably and unconditionally terminated their right to nominate up to four (4) directors on the Issuer’s Board of Directors pursuant to the Investors’ Rights Agreement with immediate effect.

The third to last paragraph under the Item 6 of the Schedule 13D is hereby amended by amending and replacing in its entirety as follows:

The Issuer, Marco and certain other parties thereunder entered into an amendment agreement to the Registration Rights Agreement (the “RRA Amendment”) on April 25, 2022. Pursuant to the RRA Amendment, the former STX stockholders will have the right, from time to time, to cause the Issuer to undertake underwritten offerings or sales of Class A Ordinary Shares covered by the Shelf Registration Statement having an aggregate value of at least $5 million (each, a “Shelf Take-Down”), in each case at the expense of the Issuer. The Issuer will not be obligated in any calendar year to effect more than four block trade Shelf Take-Downs or one Shelf Take-Down that is not a block trade.

Schedule I

Item I.A of Schedule I to the Schedule 13D is hereby amended and replaced with the following:

I.	MARCO ALLIANCE LIMITED
A.	Directors
Name	Present Principal Occupations	Citizenship	Business Address
Juley Lai CHAN	Director	Singapore	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong

CUSIP No. G3788R105	SCHEDULE 13D	Page 9 of 11

Item II.A of Schedule I to the Schedule 13D is hereby amended and replaced with the following:

I.	HONY CAPITAL FUND V GP LIMITED
A.	Directors
Name	Present Principal Occupations	Citizenship	Business Address
NING Min	Chairman of Legend Holdings Corporation*	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
LI Peng	Chief Executive Officer of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
ZHAO John Huan	Chairman of Hony Capital Limited	Hong Kong Special Administrative Region of the People’s Republic of China	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
CAO Yonggang	Chief Executive Officer of Hony Capital Limited	People’s Republic of China	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
BAO Xiaobin	Managing Director of Hony Capital Limited	People’s Republic of China	6th Floor, South Tower C, Raycom InfoTech Park 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
Terry Sez Ying Tam	Chief Financial Officer of Hony Capital Limited	Hong Kong Special Administrative Region of the People’s Republic of China	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong

*	The principal business of Legend Holdings Corporation is making investments in public and private companies, and its address is 17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, the People’s Republic of China.

CUSIP No. G3788R105	SCHEDULE 13D	Page 10 of 11

Item III.A of Schedule I to the Schedule 13D is hereby amended and replaced with the following:

I.	LEGEND HOLDINGS CORPORATION
A.	Directors
Name	Present Principal Occupations	Citizenship	Business Address
NING Min	Chairman of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
LI Peng	Chief Executive Officer of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	Hong Kong Special Administrative Region of the People’s Republic of China	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
ZHU Linan	Chairman of Legend Capital Limited	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
SUO Jishuan	Chairman of Chinese Academy of Sciences Holdings Co., Ltd.*	People’s Republic of China	14th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
YANG Jianhua	Vice-chairman and general manager of Chinese Academy of Sciences Holdings Co., Ltd.*	People’s Republic of China	14th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
MA Weihua	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
HAO Quan	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
YIN Jian’an	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

*	Chinese Academy of Sciences Holdings Co., Ltd. is an asset management vehicle wholly owned by the Chinese Academy of Sciences, a national academic and research institution owned and controlled by the PRC government, and its address is 702 Yingu Mansion, 9 Beisihuanxi Road, Haidian District, Beijing 100190, the People’s Republic of China.

CUSIP No. G3788R105	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2022

MARCO ALLIANCE LIMITED

By:	/s/ Juley Lai CHAN
Name:	Juley Lai CHAN
Title:	Director

HONY CAPITAL FUND V, L.P.
Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V GP, L.P.
Acting by its sole general partner Hony Capital Fund V GP Limited

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V GP LIMITED

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

LEGEND HOLDINGS CORPORATION

By:	/s/ NING Min
Name:	NING Min
Title:	Authorized Signatory

JOHN HUAN ZHAO

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO